UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-16148

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Multi-Color Corporation

401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Multi-Color Corporation

4053 Clough Woods Dr.

Batavia, OH 45103

REQUIRED INFORMATION

Multi-Color Corporation 401(k) Savings Plan

Financial Statements and Supplemental Information

As of December 31, 2011 and 2010 and for the year ended December 31, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator of the

Multi-Color Corporation 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Multi-Color Corporation 401(k) Savings Plan as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Multi-Color Corporation 401(k) Savings Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2011 and Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2011 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Cincinnati, Ohio

June 28, 2012

Multi-Color Corporation 401(k) Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2011 and 2010

	2011	2010
ASSETS
Cash and cash equivalents	$1,009	$1,083
Notes receivable from participants	1,820,984	1,583,777
Receivable from contribution rollover	—	32,259
Investments, at fair value:
Multi-Color Corporation common stock	5,108,623	3,635,105
Money market fund	1,813,773	1,911,810
Common trust fund	145,789	67,935
Mutual funds	18,858,875	19,306,729

Total investments	25,927,060	24,921,579

TOTAL ASSETS	27,749,053	26,538,698

LIABILITIES
Excess contributions payable	(8,745)	(49,569)

Net assets available for benefits	$27,740,308	$26,489,129

The accompanying notes are an integral part of the financial statements.

Multi-Color Corporation 401(k) Savings Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2011

2011
Additions to net assets attributed to:
Contributions:
Employee contributions	$2,164,943
Employer contributions	898,904
Rollover contributions	145,556

Total contributions	3,209,403

Interest income on notes receivable from participants	77,041

Total additions	3,286,444

Deductions to net assets attributed to:
Investment loss (income):
Net depreciation in fair value of investments	639,318
Dividend and interest income	(543,177)

Total investment loss, net	96,141

Benefits paid	1,935,475
Administrative expenses	3,649

Total deductions	2,035,265

Net increase	1,251,179

Net assets available for benefits:
Beginning of year	26,489,129

End of year	$27,740,308

The accompanying notes are an integral part of the financial statements.

Multi-Color Corporation 401(k) Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE A – DESCRIPTION OF PLAN

Multi-Color Corporation 401(k) Savings Plan (the Plan) is a defined contribution profit sharing plan. The following summary of the Plan is provided for informational purposes and reference should be made to the Plan document for a more complete description. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

1.	General - The Plan became effective on April 1, 1994 and covers substantially all U.S. based employees of Multi-Color Corporation (the Company). See Note H for further information on the York Label 401(k) Plan. The Plan allows participating employees to make voluntary contributions on a before tax basis (voluntary contributions) subject to limitations under the Plan and the Internal Revenue Code (IRC). Participants may also make rollover contributions from other qualified defined benefit or contribution plans. The Plan also provides for a discretionary employer matching contribution (matching contribution) that is currently one-half the voluntary contribution, up to 6% of such voluntary contributions for all participating employees. At the discretion of the Company, certain union employees at the Norway, Michigan plant will receive an additional year end contribution equal to 3% of their eligible earnings. The Company may also make additional discretionary contributions to the Plan (discretionary contributions), of which there were none in 2011 and 2010.

Effective January 1, 2011, the Plan was amended to allow participants to change or reinstate elective deferrals at the beginning of each payroll period.

2.	Participant Accounts - Each participant’s account is credited with the participant’s voluntary contribution, the Company’s matching and discretionary contributions (if any), allocations of participants’ forfeitures, and Plan earnings. Also, each participant’s account is charged with withdrawals, as applicable, and Plan losses and administrative expenses. Plan earnings are allocated based on account balances; matching contributions are based on voluntary contributions; and discretionary contributions (if any) are allocated based on compensation. The benefit to which a participant is entitled is the benefit that can be provided from that participant’s vested account.

3.	Vesting - Participants are fully vested in their voluntary contributions and the earnings thereon. Vesting in the remainder of the account is based on a graduated scale that allows for full vesting after four years of credited service in accordance with the following schedule:

Years of Service	Vesting Percentage

Less than 1	0%
1	25%
2	50%
3	75%
4 or more	100%

4.	Notes Receivable from Participants - Participants may borrow funds from the vested portion of their account. The maximum note amount available to an eligible participant is the lesser of 50% of the vested account balance or $50,000; however, the total amount borrowed at any time from the participant’s account is subject to stipulated limitations. Participant notes bear interest at the market rate as determined by the Plan administrator. Only one outstanding loan is allowed per participant.

5.	Payment of Benefits - Participants become eligible for benefit payments upon retirement, termination, disability or death. Upon separation of service from the Company, a participant’s benefits become payable immediately for participants with account balances $1,000 or less. Benefits to participants with account balances greater than $1,000 are payable upon participant election.

Multi-Color Corporation 401(k) Savings Plan

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2011 and 2010

NOTE A – DESCRIPTION OF PLAN (CONTINUED)

6.	Expenses of the Plan - The Company provides certain administrative services at no cost to the Plan. If not paid by the Company, other administrative and investment expenses are paid by the Plan.

7.	Forfeitures - Forfeitures are first used to offset plan expenses and then are allocated annually to all participants eligible to share in the allocations in the same proportion that each participant’s elective deferrals for the year bear to the elective deferrals of all participants for such year at the Plan year-end. Forfeitures to be allocated at December 31, 2011 and 2010 were approximately $28,000 and $78,000, respectively. Total amounts allocated to participants for the year ended December 31, 2011 were approximately $85,000.

NOTE B – SUMMARY OF ACCOUNTING POLICIES

1.	Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

2.	Use of Estimates

In preparing financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

3.	Investment Valuations and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an ordinary transaction between market participants at the measurement date. See Note G for discussion of fair value measurements.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

4.	Payment of Benefits

Benefits are recorded when paid.

5.	Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

6.	Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (FASB) issued revised accounting guidance to develop common requirements for measuring fair value and for disclosing information about fair value measurements under U.S. GAAP and International Financial Reporting Standards (IFRS). The amendment does not require additional fair value measurements. This guidance is effective for interim and annual reporting periods beginning after December 15, 2011, which for the Plan is the fiscal year beginning January 1, 2012. This guidance will not have a material impact on the Plan.

Multi-Color Corporation 401(k) Savings Plan

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2011 and 2010

NOTE B – SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

7.	Fully Benefit-Responsive Investment Contracts Held in Common Trust

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan invests in investment contracts through a common trust. Contract value for this common trust is based on the net asset value of the fund as reported by the investment advisor. The Statements of Net Assets Available for Benefits present the fair value of the investment in the common trust as well as the adjustment of the investment in the common trust from fair value to contract value relating to investment contracts. As of December 31, 2011 and 2010, contract value approximated fair value and no adjustment was necessary. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract-value basis.

8.	Subsequent Events

The Plan evaluated subsequent events through the date the financial statements were issued.

NOTE C – INVESTMENTS

Participants direct their account balances to be invested into one or more different investment options. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Approximately 18% and 14% of the Plan’s total assets were in Multi-Color Corporation common stock at December 31, 2011 and 2010, respectively. The increase in the value of the Company’s common stock caused the value of the Plan’s net assets to increase by $1,173,557 during 2011.

Multi-Color Corporation 401(k) Savings Plan

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2011 and 2010

NOTE C – INVESTMENTS (CONTINUED)

The investment options available under the Plan during 2011 included the following:

AIM Charter Fund of America

American Beacon Large Cap Value Fund

American Century Heritage Fund*

Baron Small Cap Fund

BlackRock Index Equity Fund

BlackRock Money Market Fund

Dreyfus Bond Market Index Inv

Dreyfus Midcap Index Fund

Fidelity Advisor Strategic Income Fund

Growth Fund of America

Janus Balanced Class S Fund

Janus Overseas Class S Fund

Multi-Color Corporation Common Stock

PIMCO Total Return Fund*

PNC Investment Contract Fund

Royce Opportunity Fund

Third Avenue Value Fund

T. Rowe Price 2010 Retirement Fund

T. Rowe Price 2020 Retirement Fund

T. Rowe Price 2030 Retirement Fund

T. Rowe Price 2040 Retirement Fund

T. Rowe Price 2050 Retirement Fund

*	In July 2011, the American Century Heritage Fund replaced the Fidelity Advisor Mid Cap Fund and the PIMCO Total Return Fund replaced the Harbor Bond Fund. The new funds have similar investment objectives, strategies and policies to the funds they replaced.

The following investments are in excess of five percent of net assets available for benefits as of December 31:

	2011	2010
BlackRock Index Equity Fund (81,355 and 80,706 units, respectively)	$1,949,274	$1,935,328
BlackRock Money Market Fund (1,157,333 and 1,219,889 units, respectively)	1,813,773	1,911,810
American Century Heritage Fund (161,520 units)	3,075,341	—
Fidelity Advisor Mid-Cap Fund (177,655 units)	—	3,592,175
Janus Balanced Class S Fund (111,294 and 104,143 units, respectively)	2,724,470	2,612,940
Janus Overseas Class S Fund (46,975 and 51,479 units, respectively)	1,469,375	2,601,749
Multi-Color Corporation Common Stock (198,547 and 186,799 units, respectively)	5,108,623	3,635,105

The Plan’s investments (including investments bought, sold and held during the year) (depreciated)/appreciated in value as follows:

2011
Mutual Funds	$(1,812,875)
Common Stock	1,173,557

Total	$(639,318)

Multi-Color Corporation 401(k) Savings Plan

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2011 and 2010

NOTE D – PLAN TERMINATION

Although the Company has not expressed any intent to do so, the Company has the right to terminate the Plan at any time subject to provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

NOTE E – TAX STATUS

Effective January 1, 1999, the Company amended the Plan by adopting the PNC Bank Prototype Plan. The Prototype Plan obtained a determination letter dated March 31, 2008 in which the Internal Revenue Service stated that the Prototype Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter, however, the Plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC.

NOTE F – PARTIES-IN-INTEREST

Certain Plan investments held during the years ended December 31, 2011 and 2010 include shares of the Company’s common stock, money market fund, and shares of mutual funds managed by the Trustee, or an affiliate there of, and therefore, these transactions qualify as party-in-interest transactions. The Plan did not pay any fees in 2011 for investment management services.

NOTE G – FAIR VALUE MEASUREMENTS

The Plan defines fair value as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. To increase consistency and comparability in fair value measurements, the Plan uses a fair value estimating three-level hierarchy that prioritizes the use of observable inputs. The three levels are:

•	Level 1 - Quoted market prices in active markets for identical assets and liabilities

•	Level 2 - Observable inputs other than quoted market prices in active markets for identical assets and liabilities

•	Level 3 - Unobservable inputs, developed using company’s estimates and assumptions

The determination of where an asset or liability falls in the hierarchy requires significant judgment. Assets measured at fair value for the Plan are as follows:

Common stock/mutual fund – Valued at the closing price reported on the active market on which the security is traded.

Common trust fund/money market fund – Valued at net asset value (NAV) based on the fair value of the fund’s underlying investments using information reported by the investment advisor.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Multi-Color Corporation 401(k) Savings Plan

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2011 and 2010

NOTE G – FAIR VALUE MEASUREMENTS (CONTINUED)

Investments measured at fair value at December 31, 2011 are categorized as follows:

	$00,000,000	$00,000,000	$00,000,000	$00,000,000
	Fair Value Measured and Recorded at December 31, 2011 Using:			Total Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3
Participant-Directed Investments:
Mutual funds:
Income funds	$2,387,758	$—	$—	$2,387,758
Growth & income funds	7,839,430	—	—	7,839,430
Growth funds	3,255,265	—	—	3,255,265
Aggressive growth funds	5,376,422	—	—	5,376,422
Multi-Color Corporation common stock	5,108,623	—	—	5,108,623
BlackRock money market fund	—	1,813,773	—	1,813,773
PNC Investment Contract Fund	—	145,789	—	145,789

Total investments	$23,967,498	$1,959,562	$—	$25,927,060

Investments measured at fair value at December 31, 2010 are categorized as follows:

	$00,000,000	$00,000,000	$00,000,000	$00,000,000
	Fair Value Measured and Recorded at December 31, 2010 Using:			Total Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3
Participant-Directed Investments:
Mutual funds:
Income funds	$1,742,428	$—	$—	$1,742,428
Growth & income funds	7,339,419	—	—	7,339,419
Growth funds	6,558,356	—	—	6,558,356
Aggressive growth funds	3,666,526	—	—	3,666,526
Multi-Color Corporation common stock	3,635,105	—	—	3,635,105
BlackRock money market fund	—	1,911,810	—	1,911,810
PNC Investment Contract Fund	—	67,935	—	67,935

Total investments	$22,941,834	$1,979,745	$—	$24,921,579

As a practical expedient, the Plan measures the fair value of certain investments based on the investee’s NAV or its equivalent. As a result of applying the practical expedient, the fair value of the money market and common trust fund was determined based on NAV as of December 31, 2011 and 2010. Investments in the money market and common trust fund do not have a holding period. There are no unfunded commitments for investments in the money market and common trust fund. The money market fund and common trust fund seek to preserve principal investment while earning interest income.

NOTE H – SUBSEQUENT EVENTS

In October 2011, the Company acquired York Label Group (York). Effective April 1, 2012, the York Label 401(k) Plan (York Plan) merged into the Plan. All participant accounts formerly held under the York Plan were transferred to the Plan.

Multi-Color Corporation 401(k) Savings Plan

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2011 and 2010

NOTE H – SUBSEQUENT EVENTS (CONTINUED)

A summary of the net assets transferred is as follows:

Investments, at fair value	$23,254,256
Notes receivable from participants	772,974

Total	$24,027,230

In conjunction with the merger of the plans, the Plan was amended as follows effective April 1, 2012:

•	Auto expense reimbursement was excluded from the definition of compensation;

•	Early retirement age of 55 and completion of 5 years of service was implemented;

•	The limit on participant elective deferrals was increased and changed to any amount up to the maximum percentage permitted under Code Section 402(g);

•	Reducing the employer’s matching contribution was added as a disposition method for forfeitures prior to allocation to participants;

•	Timing of allocation of forfeitures was changed to as of any valuation date during the Plan year;

•

The following organizations were added as participating employers, and service with the following organizations (including service with affiliated employers and predecessor employers of the Labelcorp Management, Inc. Controlled Group) is to be recognized for purposes of Plan eligibility and vesting:

•	Labelcorp Management, Inc.

•	York Tape & Label LLC

•	Asheville Acquisition LLC

•	LabelCorp. Acquisition Corp.

•	LSK Label, Inc.

•	PSC Acquisition Company LLC

•	Cameo Sonoma Limited

•	Southern Atlantic Label Company, Inc.

•	Hardship withdrawals are permitted from participants’ elective deferrals and rollover contributions plus their earnings;

•	Partial payments were added as a form of payment; and

•	Automatic rollovers shall be made of vested account balances that are greater than $1,000 but are not more than $5,000.

Multi-Color Corporation 401(k) Savings Plan

EIN 31-1125853 Plan No 001

Form 5500, Schedule H, Line 4i -

Schedule of Assets (Held at End of Year)

December 31, 2011

(a)	(b)	(c)	(e)
	Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current value

	BlackRock Money Market Fund	Money Market Fund	$1,813,773
	American Beacon Large Cap Value Fund	Mutual Fund	220,339
	Baron Small Cap Fund	Mutual Fund	473,613
	BlackRock Index Equity Fund	Mutual Fund	1,949,274
	Dreyfus Bond Market Index Inv	Mutual Fund	465,276
	Dreyfus Midcap Index Fund	Mutual Fund	346,230
	American Century Heritage Fund	Mutual Fund	3,075,341
	Fidelity Advisor Strategic Income Fund	Mutual Fund	697,946
	Growth Fund of America	Mutual Fund	486,148
	PIMCO Total Return Fund	Mutual Fund	1,224,536
	AIM Charter Fund of America	Mutual Fund	877,968
	Janus Balanced Class S Fund	Mutual Fund	2,724,470
	Janus Overseas Class S Fund	Mutual Fund	1,469,375
*	PNC Investment Contract Fund	Common Trust Fund	145,789
	Royce Opportunity Fund	Mutual Fund	457,681
	Third Avenue Value Fund	Mutual Fund	374,025
	T. Rowe Price 2010 Retirement Fund	Mutual Fund	141,451
	T. Rowe Price 2020 Retirement Fund	Mutual Fund	1,083,141
	T. Rowe Price 2030 Retirement Fund	Mutual Fund	1,356,105
	T. Rowe Price 2040 Retirement Fund	Mutual Fund	1,295,025
	T. Rowe Price 2050 Retirement Fund	Mutual Fund	140,931
*	Multi-Color Corporation Common Stock	Common Stock	5,108,623

*	Various participants	Notes Receivable (Interest rates ranging from 4.25% to 9.25%, maturing through 2018)	1,820,984

			$27,748,044

*	Indicates party-in-interest

Multi-Color Corporation 401(k) Savings Plan

EIN 31-1125853 Plan No 001

Form 5500, Schedule H, Line 4a -

Schedule of Delinquent Participant Contributions

For the year ended December 31, 2011

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
$10,443				$—

Check here if Late Participant Loan Repayments are included: ☑	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
	$—	$10,443	$—

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Multi-Color Corporation 401(k) Savings Plan By: Multi-Color Corporation as Plan Administrator

Date: June 28, 2012	By:	/s/ Sharon E. Birkett
Sharon E. Birkett Vice President Finance, Chief Financial and Accounting Officer, Secretary